

04014075

SECURITIES AND [EX]CHANGE COMMISSION
Wash[ington] D.C. 20549

AM 11-8-2004

RECD S.E.C.
NOV 1 2004
526

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 49257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 AND ENDING March 31, 2004
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Warren W.~~ Wall & Company Securities Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One Town Square Blvd., Ste. 100
(No. and Street)

Asheville (City)   NC (State)   28803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Warren W. Wall   (828) 651-9617
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes, PLLC
(Name – if individual, state last, first, middle name)

500 Ridgefield Court (Address)   Asheville (City)   NC (State)   28802-3049 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 1 2 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Warren W. Wall_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _W. Wall & Company Securities, Inc._ , as of _March 31_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

Deborah C. Whitmer
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Wall & Company
WEALTH MANAGEMENT

October 28, 2004

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549



To Whom It May Concern:

Please find enclosed restated financial statements for Wall and Company Securities for the year ended March 31, 2004. The previously issued financial statements can no longer be relied upon and must be discarded.

If you have any questions regarding this matter, please call me at 828-651-9617.

Sincerely,

Warren Wall
Wall & Company, Inc.



D I X O N   H U G H E S PLLC

Certified Public Accountants and Advisors

Independent Auditors' Reportable Conditions Letter

Mr. Warren Wall
Wall and Company Securities, Inc.
Asheville, North Carolina

In planning and performing our audit of the financial statements of Wall and Company Securities, Inc. for the year ended March 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted a certain matter involving internal control and its operation that we consider to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

A material weakness is a reportable condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. However, we noted the following reportable condition that we believe to be a material weakness.

500 Ridgefield Court, PO Box 3049
Asheville, NC 28802-3049
Ph. 828.254.2254 Fx. 828.254.6859
www.dixon-hughes.com




A Member of
Moores Rowland International

An association of independent
accounting firms throughout the world.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes it technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances on each employee. Checks and balances are necessary to reduce possibilities for errors arising from misunderstanding of instructions, mistakes of judgment, and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

* * * * * * * *

This report is intended for the information and use of the Board of Directors, management and any regulatory authorities.

We wish to take this opportunity to express our appreciation for the assistance and cooperation given our representatives during our audit. Should you have any questions concerning the matters presented herein, we would be pleased to discuss them with you further at your convenience.

Asheville, North Carolina
April 22, 2004



D I X O N   H U G H E S PLLC

Certified Public Accountants and Advisors

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

In planning and performing our audit of the financial statements and supplemental schedule of Wall and Company Securities, Inc. (the "Company") for the year ended March 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons;
2. recordation of differences required by Rule 17a-13; and
3. complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

500 Ridgefield Court, PO Box 3049
Asheville, NC 28802-3049
Ph. 828.254.2254 Fx. 828.254.6859
www.dixon-hughes.com




A Member of
Moores Rowland International

An association of independent
accounting firms throughout the world.

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Wall and Company Securities, Inc. for the year ended March 31, 2004, and this report does not affect our report thereon dated April 22, 2004.

Segregation of Duties

The Company's management should continually keep in mind that there is a potential for internal control problems because of the small size of the Company's staff, which makes it technically impossible to fully segregate duties in such a manner as to achieve a workable set of checks and balances on each employee. Checks and balances are necessary to reduce possibilities for errors arising from misunderstanding of instructions, mistakes of judgment, and personal carelessness, distraction, or fatigue. Even procedures whose effectiveness depends on segregation of duties can be circumvented by collusion.

Wall and Company Securities, Inc.
Page Three

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asheville, North Carolina
April 22, 2004

WALL AND COMPANY SECURITIES, INC.

Financial Statements
and
Supplementary Schedule

March 31, 2004

(with Independent Auditors' Report thereon)

WALL AND COMPANY SECURITIES, INC.

Table of Contents

March 31, 2004



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

- <u>Independent Auditors' Report</u> -

To the Board of Directors
Wall and Company Securities, Inc.
Asheville, North Carolina

We have audited the accompanying statement of financial condition of Wall and Company Securities, Inc. (an "S" Corporation) (the "Company") as of March 31, 2004, and the related statements of income, stockholder's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall and Company Securities, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities

(1)   500 Ridgefield Court, PO Box 3049
Asheville, NC 28802-3049
Ph. 828.254.2254 Fx. 828.254.6859
www.dixon-hughes.com


A Member of
Moores Rowland International

An association of independent
accounting firms throughout the world.

Independent Auditors' Report
Page Two

Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the financial statements, certain errors resulting in an incorrect assertion of the Company's compliance with certain laws and regulations as of March 31, 2004, were discovered by management of the Company during the current year. Accordingly, the 2004 financial statements have been restated to correct the error.

Asheville, North Carolina
April 22, 2004
Except for Notes 4, 6, and Schedule 1,
as to which the date is October 15, 2004.

Dixon Hughes PLLC

WALL AND COMPANY SECURITIES, INC.

Statement of Financial Condition

March 31, 2004

Assets

Cash and cash equivalents	$	7,949
Due from related parties		171,007
Securities owned, at market value		68,286
Total assets	$	247,242

Stockholder's Equity

Stockholder's equity:

Common stock, $1 par value, authorized 100,000 shares, issued and outstanding 1,000 shares	$	1,000
Additional paid-in capital		96,000
Retained earnings		150,242
Total stockholder's equity	$	247,242

The accompanying notes are an integral part of these financial statements.

(3)

WALL AND COMPANY SECURITIES, INC.

Statement of Income

For the Year Ended March 31, 2004

Revenues:		
Commissions	$	231,694
Interest		5,622
Other		4,436
		241,752
Expenses:		
Clearance		1,402
Management fees		189,145
Other		13,112
		203,659
Net income	$	38,093

The accompanying notes are an integral part of these financial statements.

(4)

WALL AND COMPANY SECURITIES, INC.

Statement of Stockholder's Equity

For the Year Ended March 31, 2004

| | Common Stock | | Additional Paid-In | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balances, March 31, 2003	1,000	$ 1,000	$ 96,000	$ 112,149	$ 209,149
Net income	-	-	-	38,093	38,093
Balances, March 31, 2004	1,000	$ 1,000	$ 96,000	$ 150,242	$ 247,242

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended March 31, 2004

Balance, March 31, 2003	$	-
Additions		-
Balance, March 31, 2004	$	-

The accompanying notes are an integral part of these financial statements.

WALL AND COMPANY SECURITIES, INC.

Statement of Cash Flows

For the Year Ended March 31, 2004

Operating activities:
Net income $ 38,093
Changes in operating assets and liabilities:
Securities owned (3,826)
Accrued expenses and other liabilities (7,447)
Net cash provided by operating activities 26,820

Investing activities:
Advances to related parties (49,006)

Net decrease in cash and cash equivalents (22,186)

Cash and cash equivalents, beginning of year 30,135

Cash and cash equivalents, end of year $ 7,949

The accompanying notes are an integral part of these financial statements.

(7)

This Page Was Left Blank Intentionally

WALL AND COMPANY SECURITIES, INC.

Notes to Financial Statements

March 31, 2004

1. **Summary of Significant Accounting Policies**

Organization - The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was registered on April 25, 1996 and July 12, 1996, respectively. The Company is a North Carolina corporation, and its customer base consists primarily of individual customer accounts in Western North Carolina.

The Company has an agreement with Southwest Clearing Corporation (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully-disclosed basis, and perform record keeping functions; accordingly, it operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b). The Company has pledged approximately $7,000 of securities to the Clearing Broker as part of the agreement. The Company also sells other investment products such as annuities, life insurance, church bonds, and mutual funds on behalf of other companies.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions - Proprietary securities transactions are recorded on the trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities Owned - Securities owned are valued at market, and changes in unrealized gains and losses are reflected in the statement of income.

Income Taxes - The Company has elected to be treated as a Subchapter "S" corporation for federal and state income tax purposes. Under the Subchapter "S" election, profits and losses and available tax credits are recognized on the stockholder's income tax return; therefore, no liability for income taxes has been provided in the financial statements.

Cash and Cash Equivalents - Cash and cash equivalents includes cash on hand and deposits at financial institutions with a maturity of three months or less.

2. **Related Party Transactions**

The Company pays a related party, W. Wall and Company, Inc., management fees in accordance with a management fee agreement. The related party is to provide management and administrative services and office space to the Company for a percentage of net cash flow of the Company, as defined in the agreement. The Company monitors annual expenses to ensure the percentage paid is accurate of the expenses incurred.

The amount expensed under this agreement for the year ended March 31, 2004, was approximately $189,000. The Company had advanced approximately $49,000 to W. Wall and Company as of March 31, 2004. This amount is presented in due from related parties in the Statement of Financial Condition.

The Company has advanced $122,001 to the sole stockholder as of March 31, 2004. The advance bears an interest rate of 4.63%. Interest is to be paid on demand but no later than November 30 of each year the advance is outstanding. Principal is due upon demand. The Company recorded interest income on this note of approximately $5,600 during the year ended March 31, 2004.

3. **Securities Owned**

Marketable securities owned consist of trading and investment securities at market values as follows:

Mutual funds $ 68,286

4. **Net Capital Requirement**

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2004, the Company's net capital was approximately $66,000, which was approximately $34,000 below its minimum requirement of $100,000 (see Note 6). The Company had no aggregate indebtedness.

5. **Off-Balance Sheet Risk**

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

6. **Restatement**

The financial statements of the Company as of March 31, 2004 were restated due to the discovery by management of an error related to the assertion of its net worth requirement. The Company's net worth requirement increased to $100,000 from $5,000 before March 31, 2004 as the result of trading more than ten times within its proprietary investment account in any given calendar year. This increase had caused the Company to not be in compliance with Rule 15c3-1 as of March 31, 2004.

In a letter dated September 1, 2004, the NASD provided relief from the $100,000 net capital requirement if the Company meets certain strict guidelines. This relief did not forgive any previous violation of the net capital rule. The effect of this violation has not yet been determined by management.

WALL AND COMPANY SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

March 31, 2004

Net capital:		
Total stockholder's equity	$	247,242
Deduct non-allowable assets:		
Ten percent of pledged security		702
Advances due from related parties		171,007
Net capital before haircuts		75,533
Haircuts on securities and money market fund		9,330
Net capital	$	66,203
Total aggregate indebtedness	$	-
Computation of basic net capital requirement, minimum net capital required (greater of 6.67% of aggregate indebtedness or $100,000 minimum dollar net capital)	$	100,000
Net capital deficiency	$	(33,797)

There were no differences between the audited net capital computation and the unaudited net capital computation filed in the amended Focus Report by the Company as of March 31, 2004.

See Independent Auditors' Report.